UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York ,NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events- Submission of Matters to a Vote of Security Holders.

On April 20, 2021, Bit Digital, Inc. (the “Company”) held its 2020 Annual Meeting of Shareholders (the “Meeting”). The following matters were submitted to a vote of the Company’s shareholders at the Meeting: (i) the election of five (5) directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified; (ii) to approve the 2021 Omnibus Equity Incentive Plan; (iii) to ratify the appointment of Audit Alliance, LLP to serve as independent registered public accounting firm for the year ending December 31, 2021; (iv) to approve the creation and issuance of a preferred class of shares in the Company’s share capital; (v) to amend the Company’s authorized share capital to provide for a new class of preference shares; (vi) to approve and adopt amended and restated versions of the Company’s Memorandum and Articles of Association; and (vii) to approve the repurchase by the Company of certain of its ordinary shares.

At the Meeting, a total of 20,822,825 ordinary shares of the Company voted in person or by proxy, out of 48,320,870 (43.09%) ordinary shares entitled to vote at the Meeting. Set forth below are the number of votes cast for,against, abstained or withheld, as to each matter:

Proposal 1. Election of Five (5) Directors:

Nominee	For	Against	Abstained
Zhaohui Deng	20,812,810	0	10,015
Erke Huang	20,812,471	0	10,354
Ichi Shih	20,812,765	0	10,060
Min Hu	20,812,647	0	10,177
Yan Xiong	20,812,800	0	10,024

Proposal 2
To approve the 2021 Omnibus Equity Incentive Plan	20,712,309	107,558	2,956

Proposal 3
Ratification of the selection by the Audit Committee of Audit Alliance, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2021.	20,812,132	5,448	5,244

Proposal 4
To approve the creation and issuance of a preferred class of shares in the Company’s share capital.	20,689,291	126,740	6,792

Proposal 5
To amend the Company’s authorized share capital to provide for a new class of preference shares.	20,685,520	129,811	7,493

Proposal 6
To approve and adopt amended and restated versions of the Company’s Memorandum and Articles of Association.	20,715,865	98,649	8,310

Proposal 7
To approve the repurchase by the Company of certain of its ordinary shares	20,727,424	93,203	2,197

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: April 26, 2021

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